Form 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Goldcorp Inc. (“Goldcorp”) and Goldcorp Acquisition ULC (“Goldcorp ULC”) Suite 1560, 200 Burrard Street Vancouver, B.C. V6C 3L6

1.2	Executive Officer

          The following executive officer of Goldcorp is knowledgeable about the significant acquisition and this report:

Peter Barnes Executive Vice President and Chief Financial Officer (604) 696-3000

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

          On December 23, 2004, Wheaton River Minerals Ltd. (“Wheaton”) announced that it had signed a definitive agreement with Goldcorp for the combination of Wheaton and Goldcorp. The combination would be effected through a share exchange take-over bid where Goldcorp would offer one common share of Goldcorp for every four common shares of Wheaton (the “Goldcorp Offer”).

          Wheaton is engaged in the acquisition, exploration, development and operation of precious metal properties. The principal products and sources of cash flow for Wheaton are gold, silver and copper. Wheaton’s primary operating properties consist of a 37.5% interest in the Bajo de la Alumbrera gold-copper mine in Argentina, a 100% interest in the San Dimas, San Martin and Nukay gold-silver mines in Mexico, and a 100% interest in the Peak gold mine in Australia. Wheaton also has 100% interests in the Los Filos and Bermejal gold development stage projects in Mexico and the Amapari gold project in Brazil, which is under construction. In addition, Wheaton owns approximately 65% of Silver Wheaton Corp.

2.2     Date of Acquisition

          The effective date of the acquisition is February 14, 2005 (with earnings of Wheaton to be included in the financial statements of Goldcorp as of February 15, 2005). On February 14, 2005, Goldcorp and Goldcorp ULC took up 403,165,952 Wheaton common shares deposited pursuant to the Goldcorp Offer representing approximately 70% of Wheaton’s outstanding common shares and paid for such shares on February 17, 2005. The Goldcorp Offer was extended to February 28, 2005. Between February 17, 2005 and March 10, 2005, Goldcorp and Goldcorp ULC paid for an additional 67,213,178 Wheaton common shares, which brought the aggregate holdings of Goldcorp and Goldcorp ULC to 470,379,130 Wheaton common shares, representing approximately 82% of Wheaton’s outstanding common shares.

2.3     Consideration

          The consideration paid by Goldcorp to acquire all outstanding Wheaton common shares was 0.25 of a Goldcorp common share for each Wheaton common share. Goldcorp issued a total of 117,594,923 common shares in exchange for the 470,379,130 Wheaton common shares acquired under the Goldcorp Offer. Pursuant to an arrangement agreement dated March 14, 2005 between Goldcorp, Goldcorp ULC and Wheaton (the “Arrangement Agreement”), Goldcorp has agreed to acquire all of the remaining Wheaton common shares pursuant to a plan of arrangement (the “Arrangement”) which is expected to be effective on or about April 15, 2005. The total number of common shares of Goldcorp issued under the Goldcorp Offer and under the Arrangement as consideration for the acquisition of all of the outstanding common shares of Wheaton is expected to be approximately 143.1 million common shares of Goldcorp.

          For a detailed description of the terms of the acquisition, see the acquisition agreement dated December 23, 2004 between Goldcorp and Wheaton (the “Acquisition Agreement”) and the Arrangement Agreement, copies of which can be obtained on www.sedar.com.

2.4     Effect on Financial Position

          Other than as described below, Goldcorp does not have any current plans for material changes in Goldcorp’s business affairs or the affairs of Wheaton which may have a significant effect on Goldcorp’s results of operations and financial position.

Plan of Arrangement

          Pursuant to the Acquisition Agreement, Goldcorp and Wheaton agreed that following the acquisition of a minimum of 66⅔% of Wheaton’s outstanding common shares by Goldcorp and Goldcorp ULC pursuant to the Goldcorp Offer, they would take all necessary steps to proceed with a subsequent acquisition transaction whereby Goldcorp would acquire all outstanding Wheaton common shares not tendered to the Goldcorp Offer. The purpose of the Arrangement is to allow Goldcorp to acquire all Wheaton common shares not tendered to the Goldcorp Offer for consideration per such common share that is the same as that offered under the Goldcorp Offer (0.25 of a Goldcorp common share for each Wheaton common share).

          Prior to the effective date of the Arrangement, Goldcorp ULC will be wound up into Goldcorp, effectively transferring all Wheaton common shares acquired by Goldcorp ULC to Goldcorp. Under the Arrangement, if approved by the Wheaton shareholders and the Superior Court of Justice (Ontario), Wheaton and Goldcorp Acquisition (Wheaton) Limited (“Goldcorp Subco”), a wholly-owned subsidiary of Goldcorp existing under the laws of the Province of Ontario, will be amalgamated and upon such amalgamation, among other things, all outstanding Wheaton common shares (except those held by Goldcorp or any dissenting shareholders under the Arrangement) will be exchanged for Goldcorp common shares on the basis of 0.25 of a

Goldcorp common share for each Wheaton common share (the same consideration as under the Goldcorp Offer). As soon as practicable after the effective date of the Arrangement, Goldcorp Subco will be wound up into Goldcorp, effectively transferring all Wheaton’s assets and liabilities to Goldcorp.

Changes in Board and Management

          On February 24, 2005, the Goldcorp Board of Directors appointed Ian W. Telfer to replace Robert McEwen as Chief Executive Officer of Goldcorp and Mr. Telfer was also appointed to the Goldcorp Board of Directors. Mr. Telfer was also subsequently appointed as President of Goldcorp on March 17, 2005. Mr. McEwen will continue to be the Chair of the Goldcorp Board of Directors.

          Also on February 24, 2005, the size of the Goldcorp Board of Directors was increased to 10 members with five Goldcorp directors being selected by Mr. Telfer and five Wheaton directors being selected by Mr. McEwen. The Goldcorp Board is now comprised of:

Robert McEwen (Chair) Ian W. Telfer David Beatty John Bell Lawrence Bell Douglas Holtby Brian Jones Antonio Madero Dr. Donald Quick Michael Stein

          On March 17, 2005, additional executives were added to the management of Goldcorp such that its current management team consists of the following individuals:

Name	Title
Ian W. Telfer	Director, President and Chief Executive Officer
Peter Barnes	Executive Vice President and Chief Financial Officer
Russell Barwick	Executive Vice President and Chief Operating Officer
Eduardo Luna	Executive Vice President
John Begeman	Vice President, Western Operations
Brad Boland	Vice President, Finance
Gilles Filion	Vice President, Exploration

Name	Title
Michael Hoffman	Vice President, Projects
R. Gregory Laing	Vice President, Legal
Paul Stein	Corporate Secretary
Rohan Hazelton	Corporate Controller

Impact of Business Combination

          As a result of the business combination between Goldcorp and Wheaton (the “Business Combination”), Goldcorp will have approximately $500 million of cash and gold bullion and will be debt free. Goldcorp’s market capitalization is anticipated to be approximately $5 billion. As a result, Goldcorp’s trading liquidity is expected to be enhanced by an increase in trading volumes of Goldcorp’s securities. The Business Combination is also expected to increase annual gold production to 1.2 million ounces of gold in 2005.

Discontinuation of Gold Bullion Stockpiling

          On March 22, 2005, Goldcorp announced that it was discontinuing its previous practice of stockpiling one-third of its gold production from the Red Lake Mine. As of March 31, 2005, Goldcorp had accumulated approximately 260,000 ounces of gold which had a market value of over $110 million. It is expected that substantially all of these ounces will be sold during the second quarter of 2005.

2.5     Prior Valuations

          None.

2.6     Parties to Transaction

          Not applicable.

2.7     Date of Report

          April 5, 2005.

ITEM 3     FINANCIAL STATEMENTS

          See the financial statements contained in Schedule A annexed hereto, which forms part of this report.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

SCHEDULE A

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF GOLDCORP.

To the Directors of
Goldcorp Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Goldcorp Inc. (the “Company”) as at December 31, 2004 and unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 and have performed the following procedures.

1.	Compared the figures in the columns captioned “Goldcorp Inc.” to the audited consolidated financial statements of Goldcorp Inc. for the year ended December 31, 2004, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Wheaton River Minerals Ltd.” to the audited consolidated financial statements of Wheaton River Minerals Ltd. for the year ended December 31, 2004, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

3.	Made enquiries of certain officials of Goldcorp Inc. who have responsibility for financial and accounting matters about:

a)	the basis for determination of the pro forma adjustments; and

b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the “Acts”) and the related regulations.

The officials:

a)	described to us the basis for determination of the pro forma adjustments; and

b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of the Acts and the related regulations.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of pro forma adjustments to the aggregate of the amounts in the columns captioned “Goldcorp Inc.” and “Wheaton River Minerals Ltd.” as at December 31, 2004 and for the year then ended, and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

These pro forma consolidated financial statements are based on management’s assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purpose of a reader of such statements.

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

(signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
April 5, 2005

GOLDCORP INC.
Pro Forma Consolidated Balance Sheet

As at December 31, 2004
(Unaudited)
(Expressed in thousands of United States Dollars)

		Wheaton River	Pro Forma			Pro Forma
	Goldcorp Inc.	Minerals Ltd.	Adjustments	Note 4		Consolidated
ASSETS

CURRENT
Cash and short-term investments	$333,375	$161,131	(95,000)	(f	)	$399,506
Gold bullion inventory	33,895	—	—			33,895
Accounts receivable	7,197	46,994	—			54,191
Marketable securities	22,873	3,200	2,861	(b	)	28,934
Inventories	15,329	31,554	—			46,883
Prepaid expenses and other	1,735	8,940	—			10,675
Income and mining taxes receivable	12,269	2,774	—			15,043

	426,673	254,593	(92,139)			589,127
Mining interests	264,949	754,836	189,000	(b	)	1,208,785
Deposits for reclamation costs	4,924	—	—			4,924
Goodwill	—	—	1,238,971	(b	)	1,238,971
Deferred charges	2,624	—	(2,624)	(b	)	—
Other assets	2,348	18,661	(12,990)	(b	)	8,019
Silver purchase contract	—	77,708	—			77,708
Future income taxes	—	9,667	—			9,667
Stockpiled ore	—	58,820	—			58,820

	$701,518	$1,174,285	1,320,218			$3,196,021

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$25,507	$41,323	19,376	(b	)	$86,206
Income and mining taxes payable	—	45,786	—			45,786
Future income taxes	1,149	—	—			1,149
Other	—	2,001	1,567	(b	)	3,568
26,656 89,110 20,943 136,709
Reclamation and closure cost obligations	26,403	19,229	—			45,632
Future income taxes	70,610	118,918	53,300	(b	)	242,828
Deferred revenue	—	75,894	(75,894)	(b	)	—
Future employee benefits and other	—	22,450	1,032	(b	)	23,482
Non-controlling interests	—	54,521	—			54,521

	123,669	380,122	(619)			503,172

SHAREHOLDERS’ EQUITY

Capital stock	379,356	586,345	1,291,655	(b	)	2,257,356
Cumulative translation adjustment	107,741	—	—			107,741
Contributed surplus	—	704	(704)	(b	)	—
Share purchase warrants and options	7,347	32,290	(32,290)	(b	)	339,347
			332,000	(b	)
Retained earnings	83,405	174,824	(174,824)	(b	)	(11,595)
			(95,000)	(f	)

	577,849	794,163	1,320,837			2,692,849

	$701,518	$1,174,285	1,320,218			$3,196,021

See accompanying Notes to the Pro Forma Consolidated Financial Statements.

GOLDCORP INC.
Pro Forma Consolidated Statement of Operations

Year ended December 31, 2004
(Unaudited)
(Expressed in thousands of United States Dollars, except share and per share amounts)

		Wheaton River	Pro Forma			Pro Forma
	Goldcorp Inc.	Minerals Ltd.	Adjustments	Note 4		Consolidated
REVENUE	$191,016	$419,182	$—			$610,198

EXPENSES
Operating	69,368	158,530	—			227,898
Corporate administration	14,010	22,061	—			36,071
Depreciation and depletion	20,058	51,726	32,100	(c	)	109,684
			5,800	(e	)
Exploration	6,701	3,494	—			10,195

	110,137	235,811	37,900			383,848

Earnings from operations	80,879	183,371	(37,900)			226,350

OTHER INCOME (EXPENSES)
Interest and other	9,354	(2,905)	—			6,449
Gain on foreign currency	211	2,449	—			2,660
Gain on sale of marketable securities	1,391	1,991	—			3,382
Provision for decline in value of marketable securities	(10,397)	—	—			(10,397)
Corporate transaction costs	—	(6,934)	—			(6,934)

	559	(5,399)	—			(4,840)

Earnings before taxes and non-controlling interests	81,438	177,972	(37,900)			221,510
Income and mining taxes	(30,091)	(35,144)	11,370	(d	)	(53,865)

Earnings before non-controlling interests	51,347	142,828	(26,530)			167,645
Non-controlling interest	—	(707)	(4,700)	(a	)	(5,407)

Net earnings for the period	$51,347	$142,121	$(31,230)			$162,238

Earnings per share (note 5)
Basic	$0.27	$0.25				$0.49

Diluted	$0.27	$0.22				$0.45

Weighted-average number of shares outstanding (000’s)
Basic	189,723	568,442				332,785

Diluted	193,685	651,216				360,559

See accompanying Notes to the Pro Forma Consolidated Financial Statements.

GOLDCORP INC.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of United States dollars, except earnings per share amounts)
Year ended December 31, 2004

1.     Basis of presentation:

The unaudited pro forma consolidated balance sheet of Goldcorp Inc. (the ‘‘Company’’ or ‘‘Goldcorp’’) as at December 31, 2004 and unaudited pro forma consolidated statement of earnings for the year ended December 31, 2004 have been prepared by management after giving effect to the business combination between Goldcorp and Wheaton River Minerals Ltd. (‘‘Wheaton River’’). These pro forma consolidated financial statements also give effect to Wheaton River’s restructuring of certain of its silver assets which resulted in the formation of Silver Wheaton Corp (“Silver Wheaton”). These pro forma consolidated financial statements have been compiled from, and include:

(a)	A pro forma consolidated balance sheet combining the audited consolidated balance sheet of Goldcorp as at December 31, 2004 and the audited consolidated balance sheet of Wheaton River as at December 31, 2004.

(b)	A pro forma consolidated statement of earnings combining the audited consolidated statement of operations of Goldcorp for the year ended December 31, 2004 with the audited consolidated statement of operations of Wheaton River for year ended December 31, 2004.

The pro forma consolidated balance sheet as at December 31, 2004 has been prepared as if the combination with Wheaton River described in Note 3 had occurred on December 31, 2004. The pro forma consolidated statement of operations for the year ended December 31, 2004 has been prepared as if the transactions described in Note 3 had occurred on January 1, 2004. It is management’s opinion that these pro forma consolidated financial statements present in all material respects, the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles. In certain respects, GAAP as applied in the United States differs from that applied in Canada (Note 6). The accounting policies used in the preparation of these statements are consistent with Goldcorp’s accounting policies for the year ended December 31, 2004 except as discussed in Note 2. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Goldcorp which would have actually resulted had the transaction been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Goldcorp and Wheaton consolidated financial statements have been reclassified to provide a consistent classification format.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Goldcorp and Wheaton River.

2.     Significant accounting policies:

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Goldcorp for the year ended December 31, 2004 which are incorporated by reference in this Short Form Base Shelf Prospectus. The significant accounting policies of Wheaton River conform in all material respects to those of Goldcorp, other than to conform Wheaton River’s depletion to that used by Goldcorp which is based on proven and probable reserves.

3.     Business acquisition:

On December 6, 2004, Goldcorp and Wheaton River issued a joint press release announcing a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton River on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton River and Wheaton River shareholders tender the minimum two-thirds bid requirement. The payment of a special dividend resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at the special meeting of shareholders, approximately 65% of Goldcorp shareholders who voted were in favour of approval of the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton River. As of February 14, 2005, approximately 70% of the outstanding Wheaton River common shares (403,165,952 shares) were tendered to Goldcorp’s offer. This satisfied the minimum two-thirds bid requirement under the terms of the offer to acquire Wheaton. On the same day, Goldcorp extended the offer expiry date to February 28, 2005 to give remaining Wheaton River shareholders more time to tender their shares. With conditions met, the special $0.50 per share dividend, totaling approximately $95 million, payable to Goldcorp shareholders of record on February 16, 2005, was paid on February 28, 2005.

As of March 10, 2005, Goldcorp held approximately 82% of the outstanding Wheaton River common shares. Goldcorp and a subsidiary propose to enter into a series of transactions with Wheaton River that will result in Goldcorp owning 100% of Wheaton River common shares. Further, the series of transactions will result in each Wheaton River warrant or stock option, which gives the holder the right to acquire common shares of Wheaton River, being exchanged for a warrant or stock option of Goldcorp which will give the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton River common shares for Goldcorp common shares. The Wheaton River options and warrants have been included as part of the purchase price consideration. As a result of the transactions the combined company will be held 57.1% by existing Goldcorp shareholders and 42.9% by existing Wheaton River shareholders on the assumption that there will be no dissenting Wheaton River shareholders.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton River as the acquiree.

The preliminary allocation of the purchase price summarized in the table below is subject to change:

Purchase price:
143,062,000 common shares of Goldcorp	$1,878,000
Stock options and warrants of Goldcorp exchanged for those of Wheaton River	332,000
Acquisition costs	22,000

$2,232,000

Net assets acquired:
Cash and short-term investments	$161,131
Non-cash working capital	5,646
Other long-term assets	5,671
Stockpiled ore, non-current	58,820
Silver purchase contract	77,708
Mining interests	943,836
Reclamation, closure costs and obligations	(19,229)
Non-controlling interests	(54,521)
Employee future benefits and other	(23,482)
Future income taxes, net	(162,551)

Net identifiable assets	993,029
Residual purchase price allocated to goodwill	1,238,971

$2,232,000

The fair value of the Goldcorp shares issued is based on the deemed issuance of 143,062,000 Goldcorp common shares at $13.13 being the average share price of Goldcorp two days before, the day of, and two days after February 8, 2005, the day when the special $0.50 dividend was announced in connection with the offer to acquire Wheaton, adjusted for the special $0.50 dividend.

In the preparation of these pro forma consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time these statements were prepared. Goldcorp is continuing to review information relating to each of the Wheaton operating and non-operating assets and intends to obtain up-to-date information with respect to these assets prior to finalizing the allocation of the purchase price. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152). The adjustments that Goldcorp will ultimately make in finalizing the allocation of the purchase price of Wheaton River to the fair value of the net assets acquired will also depend on changes in Wheaton River’s operating results between the date of these pro forma consolidated financial statements and the effective date of the Acquisition. Although the results of this review are unknown it is anticipated that it may result in the reduction of the amount assigned to goodwill and increase the value attributable to tangible assets and that the variation may be material. Goldcorp expects to have substantially completed this process prior to the release of the Company’s first quarter financial statements.

4.     Pro forma assumptions and adjustments:

The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a)	To record the effect of the Silver Wheaton transaction whereby Silver Wheaton agreed to purchase 100% of the silver produced by Wheaton River’s Luismin mining operations for an upfront payment of $36.7 million (Cdn. $46 million) in cash and 540 million Silver Wheaton common shares (pre-consolidation) plus a payment of $3.90 per ounce of delivered refined silver, subject to adjustment. As a result of the Silver Wheaton transaction with Luismin and a subsequent financing by Silver Wheaton, Wheaton River’s interest in Silver Wheaton as at December 31, 2004 is approximately 65%. The pro forma adjustment is required to account for the non-controlling interest’s share in Silver Wheaton pro forma earnings for the year.

(b)	The assumption that the completion of the agreement for the combination of Goldcorp and Wheaton River will occur and to record the combination of Goldcorp and Wheaton River and all the purchase accounting adjustments related thereto.

(c)	To record adjustments to depletion expense resulting from adjustments to asset carrying values in the purchase allocations of $32.1 million for the year ended December 31, 2004 relating to Wheaton River assets. A change in the fair value of the mining interests acquired of $10 million would change depletion expense by $1.1 million for the year ended December 31, 2004.

(d)	To record the tax effect of the pro forma adjustments.

(e)	To record additional depletion expense to conform to Goldcorp’s accounting policy.

(f)	To record the pro-forma effect of the special dividend of $0.50 per share described in Note 3.

5.     Pro forma earnings per share:

(a)	Basic earnings per share:

The average number of shares used in the computation of pro forma basic earnings per share has been determined as follows:

(in 000’s)
Weighted-average number of Goldcorp shares issued	189,723
Number of weighted-average equivalent Goldcorp shares issued to Wheaton River’s shareholders	143,062

Pro forma weighted-average number of shares outstanding	332,785

(b)	Diluted earnings per share:

The average number of shares used in the computation of pro forma diluted earnings per share has been determined as follows:

(in 000’s)
Pro forma weighted-average number of shares outstanding	332,785
Dilutive effect of Goldcorp stock options and warrants issued in exchange for Wheaton River stock options and warrants and share purchase warrants	23,812
Dilutive effect of Goldcorp warrants and stock options	3,962

Pro forma weighted-average number of shares outstanding, diluted	360,559

The dilutive effect of Goldcorp stock options and warrants issued in exchange for Wheaton River stock options and warrants has been determined by using the average share price of Goldcorp common shares during the year.

6.     Reconciliation of pro forma information to United States GAAP:

If United States GAAP were employed, the pro forma consolidated balance sheet as at December 31, 2004 and the pro forma consolidated statement of operations for the year ended December 31, 2004 would be adjusted as follows:

Pro Forma Consolidated Balance Sheet as at December 31, 2004:

		Minera
		Alumbrera
	Pro Forma	Equity				Pro Forma
	Consolidated	Adjustment	US GAAP			Consolidated
	Cdn GAAP	(Note 6(a))	Adjustments	Note		US GAAP
ASSETS

CURRENT
Cash and short-term investments	$399,506	$(31,974)	—			$367,532
Gold bullion inventory	33,895	—	—			33,895
Accounts receivable	54,191	(31,511)	—			22,680
Marketable securities	28,934		8,133	6	(b)	37,067
Inventories	46,883	(22,670)	—			24,213
Prepaid expenses and other	10,675	(4,165)	—			6,510
Income and mining taxes receivable	15,043	—	—			15,043

	589,127	(90,320)	8,133			506,940
Mining interests	1,208,785	(371,480)	—			837,305
Investment in Minera Alumbrera Ltd	—	355,957	—			355,957
Deposits for reclamation costs	4,924	—	—			4,924
Goodwill	1,238,971	—	—			1,238,971
Other assets	8,019	(4,852)	—			3,167
Silver purchase contract	77,708	—	—			77,708
Future income taxes	9,667	(54,660)	—			(44,993)
Stockpiled ore	58,820	—	—			58,820

	$3,196,021	$(165,355)	8,133			$3,038,799

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$86,206	$(15,525)	—			$70,681
Income and mining taxes payable	45,786	(45,405)	—			381
Future income taxes	1,149	—	—			1,149
Other	3,568	(2,001)	—			1,567

	136,709	(62,931)	—			73,778
Reclamation and closure cost obligations	45,632	(5,112)	—			40,520
Future income taxes	242,828	(97,145)	1,627	6	(i)	152,044
			4,734	6	(c)
Future employee benefits and other	23,482	(167)	—			23,315
Non-controlling interests	54,521	—	—			54,521

	503,172	(165,355)	6,361			344,178

SHAREHOLDERS’ EQUITY

Capital stock	2,257,356	—	1,281	6	(f)	2,258,637
Cumulative translation adjustment	107,741	—	(107,741)	6	(e)	—
Accumulated other comprehensive income	—	—	107,741	6	(e)	117,618
			3,371	6	(g)
			6,506	6	(b)

Contributed surplus	—	—	14,297	6	(d)	14,297
Share purchase warrants and options	339,347	—	—			339,347

Retained earnings	(11,595)	—	(23,683)			(35,278)

	2,692,849	—	1,772			2,694,621

	$3,196,021	$(165,355)	8,133			$3,038,799

Pro Forma Consolidated Statement of Operations for the year ended December 31, 2004

		Minera
		Alumbrera
	Pro Forma	Equity				Pro Forma
	Consolidated	Adjustment	US GAAP			Consolidated
	Cdn GAAP	(Note 6(a))	Adjustments	Note		US GAAP

REVENUE	$610,198	$(262,054)	$—			$348,144

EXPENSES
Operating	227,898	(89,255)	—			138,643
Corporate administration	36,071	—	—			36,071
Depreciation and depletion	109,684	(46,264)	—			63,420
Exploration	10,195	—	—			10,195

	383,848	(135,519)	—			248,329

Earnings from operations	226,350	(126,535)	—			99,815

OTHER INCOME (EXPENSES)
Interest and other	6,449	966	—			7,415
Gain on foreign currency	2,660	393	—			3,053
Gain on derivative instruments	—	—	553	6	(h)	553
Gain on sale of marketable securities	3,382	—	—			3,382
Provision for decline in value of marketable securities	(10,397)	—	—			(10,397)
Corporate transaction costs	(6,934)	—	—			(6,934)

	(4,840)	1,359	553			(2,928)

Earnings before the following:	221,510	(125,176)	553			96,887
Equity in earnings of Minera Alumbrera Ltd	—	93,421	—			93,421

Earnings before taxes and non-controlling interests	221,510	(31,755)	553			190,308
Income and mining taxes	(53,865)	31,755	(100)	6	(i)	(23,678)
			(1,468)	6	(c)

Earnings before non-controlling interests	167,645	—	(1,015)			166,630
Non-controlling interest	(5,407)	—	—			(5,407)

Net earnings for the period	$162,238	$—	$(1,015)			$161,223

Marketable securities market value adjustment			985	6	(b)	985
Cumulative translation adjustment			41,459	6	(e)	41,459

Comprehensive income under US GAAP			$41,429			$203,667

Earnings per share (note 5)
Basic	$0.49					$0.48

Diluted	$0.45					$0.45

Weighted-average number of shares outstanding (000’s)
Basic	332,785					332,785

Diluted	360,559					360,559

The areas of material differences between Canadian and United States GAAP and their impact on the pro forma consolidated financial statements of Goldcorp are described below:

(a)	Under Canadian GAAP, the Company has accounted for its joint venture interest in Alumbrera on a proportionate consolidation basis. Under US GAAP, the Company is required to equity account for its investment in Alumbrera and record in earnings its proportionate share of Alumbrera net income in accordance with US GAAP.

(b)	Under US GAAP (FAS 115), the Company’s investments in securities would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains on available-for-sale securities are not recognized under Canadian accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized.

(c)	Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes.

(d)	US GAAP does not allow for the use of contributed surplus to eliminate a deficit.

(e)	Under US GAAP, FAS 130, “Reporting Comprehensive Income” establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.

(f)	Under US GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian accounting principles.

(g)	Under US GAAP a proportionate amount of the cumulative translation adjustment account is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.

(h)	Under US GAAP (FAS 133), the Company would have marked to market its foreign exchange, gold and interest rate derivative contracts to market.

(i)	US GAAP adjustments have been tax affected based on enacted statutory tax rates to the relevant jurisdiction.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF WHEATON RIVER
MINERALS LTD. FOR THE YEAR ENDED DECEMBER 31, 2004.

Independent Auditors’ Report

To the Shareholders of

Wheaton River Minerals Ltd

We have audited the consolidated balance sheets of Wheaton River Minerals Ltd as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

“Deloitte & Touche LLP”

Chartered Accountants

Vancouver, Canada
February 25, 2005

Comments by Auditor on Canada-United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 22 to the consolidated financial statements. Our report to the Shareholders, dated February 25, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the independent auditor’s report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

“Deloitte & Touche LLP”

Chartered Accountants

Vancouver, Canada
February 25, 2005

Wheaton River Minerals Ltd

Consolidated Statements of Operations
Years Ended December 31
(US dollars and shares in thousands, except per share amounts)

	Note	2004	2003	2002

Sales		$419,182	$212,633	$34,693

Cost of sales		150,571	91,954	19,355
Depreciation and depletion		47,498	32,393	3,028
Royalties		7,338	3,712	28

		205,407	128,059	22,411

Earnings from mining operations		213,775	84,574	12,282

Expenses and other income
General and administrative		12,975	9,654	6,329
Interest and finance fees		5,871	4,318	487
Exploration		3,494	1,875	2,126
Depreciation and amortization		4,228	1,778	108
Corporate transaction costs	5	6,934	—	—
Other expense (income)	6	2,301	(8,430)	(4,823)

		35,803	9,195	4,227

Earnings before the following		177,972	75,379	8,055
Equity in earnings of Minera Alumbrera Ltd.	4 (c)	—	7,324	—

Earnings before income taxes and non-controlling interest		177,972	82,703	8,055
Income tax expense	7	35,144	25,044	2,453
Non-controlling interest	16	707	—	—

Net earnings		$142,121	$57,659	$5,602

Earnings per share	17 (d)
Basic		$0.25	$0.14	$0.04

Diluted		$0.22	$0.13	$0.04

Weighted-average number of shares outstanding	17 (d)
Basic		568,442	412,035	137,327

Diluted		651,216	439,214	143,227

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

Consolidated Balance Sheets
At December 31
(US dollars and shares in thousands)

	Note	2004	2003

Assets
Current
Cash and cash equivalents		$161,131	$151,878
Appropriated cash		—	8,840
Marketable securities	8	3,200	1,142
Accounts receivable		46,994	31,824
Income tax receivable		2,774	—
Inventories	9	31,554	26,809
Other		8,940	4,287

		254,593	224,780
Property, plant and equipment	10	754,836	583,911
Stockpiled ore	9	58,820	60,736
Future income taxes	7	9,667	7,211
Silver contract	3	77,708	—
Other	11	18,661	14,367

		$1,174,285	$891,005

Liabilities
Current
Accounts payable and accrued liabilities	12	$41,323	$31,402
Income taxes payable		45,786	1,062
Current portion of long-term debt	13	—	41,000
Other		2,001	3,832

		89,110	77,296
Long-term debt	13	—	81,423
Future income taxes	7	118,918	133,881
Deferred revenue	3	75,894	—
Provision for reclamation and closure	14	19,229	19,604
Future employee benefits and other	15	22,450	22,683

		325,601	334,887

Non-controlling interest	16	54,521	—

Shareholders’ Equity
Share purchase options	17	15,630	877
Contributed surplus		704	600
Share purchase warrants		16,660	—
Share capital	17
Common shares: Authorized — unlimited shares, no par value; Issued and outstanding - 572,247 (December 31, 2003 - 533,697)		586,345	505,090
Retained earnings		174,824	49,551

		794,163	556,118

		$1,174,285	$891,005

Commitments (note 20)
Subsequent events (note 23)

“Ian Telfer”	“Douglas Holtby”
Director	Director

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD 2

Consolidated Statements of Shareholders’ Equity
Years Ended December 31
(US dollars, shares and warrants in thousands)

	Common Shares		Share Purchase Warrants		Share		Retained
					Purchase	Contributed	Earnings
	Shares	Amount	Warrants	Amount	Options	Surplus	(Deficit)	Total

At January 1, 2002	56,601	$25,999	13,000	$3,110	$317	$600	$(13,710)	$16,316
Special warrants issued	—	—	110,000	82,068	—	—	—	82,068
Special warrants exercised	119,910	85,178	(119,910)	(85,178)	—	—	—	—
Warrants issued on exercise of special warrants	—	—	64,910	—	—	—	—	—
Share options exercised	1,355	411	—	—	—	—	—	411
Warrants exercised	3,450	2,010	(3,450)	—	—	—	—	2,010
Shares issued on acquisition of Luismin SA de CV	9,084	6,805	—	—	—	—	—	6,805
Share issue costs, net of tax	—	(5,251)	—	—	—	—	—	(5,251)
Fair value of share purchase options issued to non-employees	—	—	—	—	93	—	—	93
Net earnings	—	—	—	—	—	—	5,602	5,602

At December 31, 2002	190,400	115,152	64,550	—	410	600	(8,108)	108,054
Share options exercised	6,621	5,431	—	—	—	—	—	5,431
Warrants exercised	9,602	5,192	(9,602)	—	—	—	—	5,192
Shares and warrants issued	327,074	402,266	100,360	—	—	—	—	402,266
Share issue costs, net of tax	—	(22,951)	—	—	—	—	—	(22,951)
Fair value of share purchase options issued to non-employees	—	—	—	—	467	—	—	467
Net earnings	—	—	—	—	—	—	57,659	57,659

At December 31, 2003	533,697	505,090	155,308	—	877	600	49,551	556,118
Cumulative effect of change in accounting policy (note 2 (t))	—	1,883	—	—	14,861	104	(16,848)	—
Share options exercised	5,074	6,961	—	—	(1,863)	—	—	5,098
Warrants exercised	476	672	(476)	—	—	—	—	672
Shares and warrants issued on acquisition of Amapari (note 4 (a))	33,000	71,885	21,516	16,660	—	—	—	88,545
Share issue costs, net of tax	—	(146)	—	—	—	—	—	(146)
Fair value of share purchase options issued	—	—	—	—	1,755	—	—	1,755
Net earnings	—	—	—	—	—	—	142,121	142,121

At December 31, 2004	572,247	$586,345	176,348	$16,660	$15,630	$704	$174,824	$794,163

Shareholders’ Equity (note 17)

The accompanying notes form an integral part of these consolidated financial statements

3 WHEATON RIVER MINERALS LTD

Consolidated Statements of Cash Flows
Years Ended December 31
(US dollars in thousands)

	Note	2004	2003	2002

Operating Activities
Net earnings		$142,121	$57,659	$5,602
Reclamation expenditures		(1,050)	(1,854)	(685)
Defined benefit pension plan contributions		(1,715)	(463)	—
Cash distribution from Minera Alumbrera Ltd.		—	12,610	—
Items not affecting cash
Depreciation, depletion and amortization		51,726	34,171	3,136
Accretion expense on provision for reclamation		621	793	47
Amortization of deferred revenue		(575)	—	—
Gain on sale of marketable securities	6	(1,991)	(2,095)	(3,593)
Future employee benefits		2,007	924	380
Future income taxes	7	(12,308)	24,281	2,606
Share purchase options	6	6,801	467	199
Non-controlling interest	16	707	—	—
Equity in earnings of Minera Alumbrera Ltd.		—	(7,324)	—
Other		(1,365)	920	(1,090)
Change in non-cash working capital	18	22,835	6,589	(2,241)

Cash generated by operating activities		207,814	126,678	4,361

Financing Activities
Long-term debt		—	75,000	—
Repayment of long-term debt		(137,623)	(54,919)	—
Common shares issued	17	5,770	390,522	2,421
Common share and special warrant issue costs		(146)	(25,551)	(5,251)
Shares issued by subsidiary to non-controlling interest		98,057	—	—
Debt issue costs	13 (a),(b)	(8,459)	(4,242)	—
Deferred gold put options		—	(5,786)	—
Special warrants issued		—	—	82,068

Cash (applied to) generated by financing activities		(42,401)	375,024	79,238

Investing Activities
Proceeds on sale of marketable securities		34,243	4,013	6,169
Purchases of marketable securities		(32,812)	—	—
Property, plant and equipment		(90,646)	(29,010)	(5,214)
Acquisitions, net of cash acquired	18	(25,785)	(347,766)	(76,886)
Silver contracts purchased	3	(50,000)	—	—
Appropriated cash		8,840	—	—
Short-term money market instruments		—	—	13,013
Other		—	3	520

Cash applied to investing activities		(156,160)	(372,760)	(62,398)

Increase in cash and cash equivalents		9,253	128,942	21,201
Cash and cash equivalents, beginning of year		151,878	22,936	1,735

Cash and cash equivalents, end of year		$161,131	$151,878	$22,936

Supplemental cash flow information	18

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD       4

Notes to the Consolidated Financial Statements
Years Ended December 31 2004, 2003 and 2002
(US dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Wheaton River Minerals Ltd. (the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico, Argentina and Australia, project development activities in Mexico and Brazil, and on-going exploration activities in Mexico, Australia and Brazil. During 2002 it also carried on exploration activities in Canada. During 2004, the Company completed the reclamation of the Golden Bear Mine in Canada, which ceased commercial production in 2001.

On March 18, 2003, the Company acquired the Peak Mine in Australia and a 25% indirect interest in the Alumbrera Mine in Argentina (note 4 (c)) . On June 24, 2003 the Company acquired an additional 12.5% indirect interest in the Alumbrera Mine (note 4 (c)) . On October 31, 2003, the Company acquired the Los Filos gold project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project, both located in Mexico (note 4 (b)) .

On January 9, 2004, the Company acquired the Amapari gold project in northern Brazil (note 4 (a)) .

On October 15, 2004, the Company acquired a 75% interest in Silver Wheaton Corp. (“Silver Wheaton”), formerly Chap Mercantile Inc, pursuant to an agreement to sell 100% of the silver produced from the Company’s Mexican operations to Silver Wheaton (note 3) . Subsequently, the Company’s interest in Silver Wheaton was diluted to 65%.

On February 14, 2005, the Company successfully completed a business combination with Goldcorp Inc. (“Goldcorp”) (note 23) .

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Canadian generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Differences between Canadian and United States GAAP, which would have a material effect on these consolidated financial statements, are explained in Note 22.

(b)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at December 31, 2004 are listed below:

				Operations and
		Ownership		Development Projects
Subsidiary	Location	Interest	Status	Owned

Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos development project
Peak Gold Mines Pty Ltd. (“Peak”)	Australia	100%	Consolidated	Peak mine
Mineraçao Pedra Branco do Amapari Ltd. a (“Amapari”)	Brazil	100%	Consolidated	Amapari development project
Minera Alumbrera Ltd. (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine
Silver Wheaton Corp. (“Silver Wheaton”)	Canada	65%	Consolidated	Silver purchase contracts in Mexico and Sweden

5 WHEATON RIVER MINERALS LTD

(c)	Investment in Minera Alumbrera Ltd.

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera. As a result of this acquisition and acquisition of control of an intermediate holding company, the Company now has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(d)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant areas where management’s judgment is applied are asset valuations, depreciation and depletion, income taxes, employee future benefits, contingent liabilities and provision for reclamation. Actual results could differ from those reported.

(e)	Foreign currency translation

The Company’s functional and reporting currency is the United States dollar. Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

(f)	Financial instruments

The carrying values of cash and cash equivalents, appropriated cash, marketable securities, accounts receivable, accounts payable and accrued liabilities and long-term debt approximate their fair values.

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. Hedging gains or losses are recognized in sales when the hedged production is sold.

(g)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue.

(h)	Exploration and development expenditures

Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a positive economic analysis has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

(i)	Income and resource taxes

The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company

WHEATON RIVER MINERALS LTD 6

records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

(j)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method, which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that exceed the average market price of the common shares for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

(k)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 91 days.

(l)	Short-term money market instruments

Short-term money market instruments are those which are due within one year but have an original term of greater than 90 days.

(m)	Marketable securities

Marketable securities are carried at the lower of cost and market value on a portfolio basis.

(n)	Inventories

Product inventory is valued at the lower of average cost and net realizable value. Inventories of supplies are valued at the lower of average cost and replacement cost net of a provision for obsolescence. Inventories at December 31, 2004 included an obsolescence provision of $1,261,000 (2003 — $993,000).

(o)	Property, plant and equipment

Property, plant and equipment are recorded at cost. Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the development costs subsequently incurred are capitalized. Construction costs on development projects are capitalized until the mine is substantially complete and ready for productive use. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves. Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

7   WHEATON RIVER MINERALS LTD

(p)	Silver contract

Contracts for which settlement is called for in silver are recorded at cost. These assets are depreciated on a unit-of-sale basis over the estimated recoverable reserves and resources at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

(q)	Deferred revenue and non-controlling interest

Non-controlling interest exists on less than wholly-owned subsidiaries of the Company and represents the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the underlying equity of the shares involved. Dilution gains that do not represent the culmination of earnings are deferred and recognized as revenue on a systematic basis.

(r)	Provision for reclamation and closure

On January 1, 2003 the Company adopted the standard of the CICA Handbook, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine. The effect of the change had no material impact on the Company’s consolidated financial statements.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Luismin, Los Filos, Peak, Alumbrera and Amapari were recorded as a liability on acquisition. Fair value was determined as the discounted future cash expenditures.

(s)	Future employee benefits

Seniority premiums, to which some employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company’s non-contributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered. This is completed through contributions to an irrevocable trust fund and the establishment of accruals, based on actuarial studies made by independent actuaries.

(t)	Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” . Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation cost related to share purchase options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002. The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods. As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders’ equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

WHEATON RIVER MINERALS LTD 8

The total compensation expense recognized in the statement of operations for share purchase options granted in 2004 amounted to $6,801,000. Had the same basis been applied to share purchase options granted in 2003 and 2002, net earnings would have been as follows:

(in thousands, except per share amounts)	2003	2002

Net earnings	$57,659	$5,602
Additional compensation expense	(15,925)	(923)

Pro forma net earnings	$41,734	$4,679

Pro forma basic and diluted earnings per share	$0.10	$0.03

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 – 60%; 2002 – 70%), an annual risk free interest rate of 3% (2003 – 4%; 2002 – 5%) and expected lives of three years (2003 – three years; 2002 – five years).

(u)	Comparative amounts

Certain comparative amounts have been reclassified to conform to presentation in the current year.

3.	SILVER WHEATON CORP.

On October 15, 2004, the Company entered into an agreement to sell to Silver Wheaton, an inactive public company, all of the silver produced by Wheaton’s Luismin mining operations in Mexico for upfront consideration of $36.7 million (Cdn$46 million) in cash and 540 million (pre-consolidation) Silver Wheaton common shares, plus a per ounce cash payment of the lesser of $3.90 and the prevailing market price of delivered silver, subject to adjustment (the “Luismin Transaction”).

The Luismin Transaction resulted in the acquisition of control by Wheaton of Silver Wheaton. As a result, Wheaton has consolidated Silver Wheaton’s results of operations from the date of acquisition, and the cost of the Luismin silver contract has been recorded by Silver Wheaton at Wheaton’s carrying value of the Luismin silver properties, plus acquisition costs of $430,000. Upon consolidation, this resulted in a dilution gain of $34,857,000 which has been deferred and is being amortized on a unit-of-sale basis under the Luismin Transaction.

On December 8, 2004, Silver Wheaton entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a payment of $50 million in cash, 30 million (pre-consolidation) Silver Wheaton common shares and 30 million Silver Wheaton common share purchase warrants. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the “Zinkgruvan Transaction”). The Zinkgruvan mine is expected to produce approximately two million ounces of silver annually for a minimum of 20 years. The allocation of the purchase price is as follows:

(in thousands)
Purchase price: (a)
Cash	$50,000
Silver Wheaton common shares and warrants	27,866
Acquisition costs	53

$77,919

(a)	As of December 31, 2004, $211,000 has been amortized to operations such that the net book value of the silver contract at December 31, 2004 is $77,708,000.

In connection with the Zinkgruvan Transaction, Silver Wheaton raised gross proceeds of $51 million from a private placement of 81 million subscription receipt units. Wheaton did not participate in this private placement.

9   WHEATON RIVER MINERALS LTD

Following the Zinkgruvan Transaction and the related financing, Wheaton’s interest in Silver Wheaton was diluted from approximately 75% to 65%, resulting in a dilution gain of $41,612,000 which has been deferred and is being amortized on a unit-of-sale basis under the Luismin Transaction.

(in thousands)
Deferred revenue:
At January 1, 2004	$—
Dilution gain arising from Luismin Transaction	34,857
Dilution gain arising from Zinkgruvan Transaction	41,612
Deferred revenue recognized in the year	(575)

At December 31, 2004	$75,894

4.	ACQUISITIONS

(a)	Amapari gold development project

On January 9, 2004 the Company acquired a 100% interest in the Amapari gold development project in Brazil for total consideration of $114,649,000 including acquisition costs. Of the purchase price, $25,000,000 was paid in cash and $88,545,000 by way of 33 million Wheaton common shares and 21.5 million Series “B” common share purchase warrants.

The acquisition of Amapari has been accounted for using the purchase method. The allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$25,000
Shares and share purchase warrants issued	88,545
Acquisition costs	1,104

$114,649

Net assets acquired:
Cash	$319
Non-cash working capital	(2,368)
Property, plant and equipment	131,898
Debt acquired	(15,200)

$114,649

Project debt of $15,200,000 due to Anglogold Brazil Ltda., assumed in connection with the acquisition, was repaid in June 2004 out of cash on hand.

WHEATON RIVER MINERALS LTD 10

(b)	Los Filos and El Limón gold development projects

On October 31, 2003, the Company acquired a 100% interest in the Los Filos gold development project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project from Teck Cominco Limited and Miranda Mining Corporation. Both projects are located in Mexico. The purchase price was $89,486,000 including acquisition costs. The acquisition has been accounted for using the purchase method and the allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$87,020
Acquisition costs	2,466

$89,486

Net assets acquired:
Cash	$263
Property, plant and equipment	137,780
Future income tax assets	922
Non-cash working capital	(1,080)
Provision for reclamation and closure	(1,000)
Future income tax and deferred profit sharing liabilities	(47,399)

$89,486

(c)	Minera Alumbrera Ltd. and Peak Gold Mines Pty Ltd.

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera and a 100% interest in Peak from Rio Tinto Ltd. (“Rio Tinto”). The acquisition of the 25% interest in Alumbrera was through intermediate holding companies with assets relating solely to the investment in Alumbrera. The purchase price for Alumbrera and Peak totaled $214,227,000 including acquisition costs. Alumbrera and Peak operate gold and copper mines located in Argentina and Australia, respectively.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera from Rio Algom Ltd. (“Rio Algom”, a subsidiary of BHP Billiton Ltd. ) for a purchase price of $90,156,000 including acquisition costs. This purchase price was satisfied by a cash payment of $65,000,000, a promissory note due to Rio Algom in the amount of $25,000,000 (note 13(c)) and acquisition costs paid of $156,000. As a result of the acquisition of an additional 12.5% indirect interest in Alumbrera and acquisition of control of an intermediate holding company, the Company obtained joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement.

11 WHEATON RIVER MINERALS LTD

(i)	Minera Alumbrera Ltd.

The acquisition of the 37.5% interest in Alumbrera has been accounted for using the purchase method and the results of Alumbrera have been included in the earnings of the Company as follows: 25% interest on an equity basis from date of acquisition, March 18, 2003, to June 23, 2003 and 37.5% interest on a proportionate consolidation basis from June 24, 2003 onwards. The total purchase price was $270,459,000 including acquisition costs. The allocation of the purchase price as at June 24, 2003 is summarized in the table below.

(in thousands)
Purchase price:
Acquisition of 25% interest, effective March 18, 2003
Cash paid	$180,000
Acquisition costs	303
Equity in earnings – March 18 - June 23, 2003	7,324
Cash distribution received	(11,210)

176,417
Acquisition of additional 12.5% interest, effective June 24, 2003
Cash paid	65,000
Promissory note	25,000
Acquisition costs	156
Cash distribution received	(1,400)

$265,173

Net assets acquired:
Cash	$21,103
Appropriated cash	8,763
Non-cash working capital	36,835
Property, plant and equipment	269,409
Other	58,376
Provision for reclamation and closure	(4,918)
Future income tax liabilities	(47,053)
Long-term debt	(77,342)

$265,173

WHEATON RIVER MINERALS LTD 12

(ii)	Peak Gold Mines Pty Ltd.

The acquisition of 100% of Peak has been accounted for using the purchase method and the results of Peak’s operations have been included in the Company’s results of operations from March 18, 2003. The allocation of the purchase price is summarized in the table below.

	Purchase Price Allocation
	Previously
(in thousands)	Reported	Adjustments	Final

Purchase price:
Cash paid	$33,583	$—	$33,583
Acquisition costs	341	—	341

	$33,924	$—	$33,924

Net assets acquired:
Cash	$(263)	$—	$(263)
Non-cash working capital	4,791	(917)	3,874
Property, plant and equipment	34,219	(4,194)	30,025
Future income tax assets	—	5,111	5,111
Other non-current assets	422	—	422
Provision for reclamation and closure	(4,145)	—	(4,145)
Other non-current liabilities	(1,100)	—	(1,100)

	$33,924	$—	$33,924

During the year ended December 31, 2004, Rio Tinto filed certain 2003 tax returns which included the results of Peak up until the date of acquisition by Wheaton. As a result, the tax balances of Peak as at the acquisition date, March 18, 2003, were restated and the purchase price allocation has been amended to reflect these changes.

(d)	Luismin SA de CV

On June 19, 2002 the Company acquired all of the outstanding shares of Luismin. Under the purchase agreement, the Company acquired Luismin for $55,160,000 in cash and 9,084,090 common shares of the Company. The Company also advanced $19,840,000 to Luismin to repay its outstanding bank debt. The Company incurred acquisition costs of $3,266,000. As part of the purchase consideration, a contingent payment of 11,355,113 of the Company’s common shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003. As a result, the carrying value of property, plant and equipment was increased by $32,893,000, future income tax liability was increased by $10,526,000 and share capital was increased by $22,367,000, the fair value of the shares on September 29, 2003.

13 WHEATON RIVER MINERALS LTD

This acquisition has been accounted for using the purchase method and results from Luismin’s operations have been included in the Company’s results of operations from June 19, 2002. The allocation of the purchase price is summarized in the table below:

(in thousands)
Purchase price:
Cash	$55,160
Cash advanced to repay Luismin bank debt	19,840
Shares issued	29,172
Acquisition costs	3,266

$107,438

Net assets acquired:
Cash	$1,380
Non-cash working capital	(1,888)
Property, plant and equipment	145,696
Provision for reclamation and closure	(9,072)
Future employee benefits	(7,504)
Future income tax assets	6,500
Future income tax liabilities	(27,674)

$107,438

5.	CORPORATE TRANSACTION COSTS

On March 30, 2004, Wheaton and IAMGold Corporation (“IAMGold”) announced that their boards of directors had unanimously agreed to combine the companies, subject to shareholder approvals and certain other conditions. On July 6, 2004, IAMGold did not receive the necessary shareholder approvals to effect the proposed combination and Wheaton terminated the agreement to combine with IAMGold. As a result, the Company has written off $3,486,000 of related costs.

During May 2004, Coeur d’Alene Mines Corporation (“Coeur”) launched an unsolicited takeover bid for Wheaton and on September 28, 2004, Coeur announced they had failed to garner enough support to pursue their bid. Costs incurred to successfully reject this bid amounted to $1,160,000, which have been written off.

On December 6, 2004, Wheaton announced it had reached an agreement in principle to combine with Goldcorp through a share exchange take-over bid (note 23). On February 14, 2005, the combination was substantially completed when 69% of Wheaton common shares were tendered to the Goldcorp offer. As at December 31, 2004, $2,288,000 had been incurred to successfully effect the merger, which has been written off in these financial statements.

6.	OTHER (EXPENSE) INCOME

(in thousands)	2004	2003	2002

Interest income	$2,966	$1,591	$480
Gain on sale of marketable securities	1,991	2,095	3,593
Foreign exchange gain (loss)	2,449	6,774	(71)
Share purchase option expense	(6,801)	(467)	(199)
Accretion expense on provision for reclamation	(621)	(793)	(47)
Other	(2,285)	(770)	1,067

	$(2,301)	$8,430	$4,823

WHEATON RIVER MINERALS LTD 14

7. INCOME TAXES

(in thousands)	2004	2003	2002

Current income tax expense (recovery)	$45,514	$763	$(153)
Future income tax (recovery) expense	(10,370)	24,281	2,606

	$35,144	$25,044	$2,453

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

(in thousands)	2004	2003	2002

Earnings before income taxes	$177,972	$82,703	$8,055
Canadian federal and provincial income tax rates	35.6%	37.6%	39.6%

Income tax expense based on above rates	63,394	31,113	3,190
Increase (decrease) in income taxes due to:
Lower statutory tax rates on earnings of foreign subsidiaries	(6,573)	(4,941)	(578)
Changes to Mexican tax regulations including reduction in future corporate income tax rates	(12,719)	—	—
Foreign exchange differentials on foreign currency monetary items and other permanent differences	(8,616)	—	—
Non-deductible expenditures	1,830	1,196	—
Tax included in equity earnings of Minera Alumbrera Ltd.	—	(3,139)	—
Valuation allowance	—	508	—
Resource and other taxes	—	—	(153)
Other	(2,172)	307	(6)

	$35,144	$25,044	$2,453

At December 31, 2004, the Company had non-capital losses available for tax purposes in Canada of $32,205,000 (2003 — $15,210,000) that expire from 2007 to 2011 and $15,493,000 (2003 — $33,490,000) that expire from 2005 to 2014 in foreign jurisdictions. At December 31, 2004, the Company had capital losses in Canada in the amount of $40,685,000 (2003 — $11,014,000) to be carried forward indefinitely and applied to future capital gains.

The components of future income taxes are as follows:

(in thousands)	2004	2003

Future income tax assets
Non-capital losses	$10,445	$13,985
Deductible temporary differences and other	26,404	14,948

Value of future income tax assets	36,849	28,933
Recoverable asset taxes	1,529	953
Valuation allowance	(3,938)	(4,411)

Future income tax assets	34,440	25,475
Future income tax liabilities
Total taxable temporary differences	(143,691)	(152,145)

Future income tax liabilities, net	$(109,251)	$(126,670)

Presented on the Consolidated Balance Sheets as:
Future income tax assets	$9,667	$7,211
Future income tax liabilities	(118,918)	(133,881)

Future income tax liabilities, net	$(109,251)	$(126,670)

15   WHEATON RIVER MINERALS LTD

8. MARKETABLE SECURITIES

(in thousands)	2004	2003

Marketable securities at market values	$6,061	$1,702

9. INVENTORIES

(in thousands)	2004	2003

Supplies inventory	$10,145	$10,083
Stockpiled ore	62,847	62,174
Work in process	3,823	2,891
Finished goods	13,559	12,397

	90,374	87,545
Less: non-current stockpiled ore	58,820	60,736

	$31,554	$26,809

Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life. This inventory is valued at the lower of cost and net realizable value.

10. PROPERTY, PLANT AND EQUIPMENT

		2004			2003
		Accumulated			Accumulated
(in thousands)	Cost	Depletion	Net	Cost	Depletion	Net

Mineral properties
Luismin mines, Mexico	$134,265	$(12,899)	$121,366	$120,736	$(6,070)	$114,666
Peak mine, Australia	30,411	(5,849)	24,562	25,672	(2,518)	23,154
Alumbrera mine, Argentina	27,142	(7,374)	19,768	27,142	(2,091)	25,051

	191,818	(26,122)	165,696	173,550	(10,679)	162,871

Plant and equipment
Luismin mines, Mexico	50,808	(6,316)	44,492	42,519	(3,334)	39,185
Peak mine, Australia	20,579	(5,500)	15,079	17,726	(1,736)	15,990
Alumbrera mine, Argentina	254,627	(45,634)	208,993	246,559	(20,553)	226,006
Corporate, Canada	596	(324)	272	456	(261)	195

	326,610	(57,774)	268,836	307,260	(25,884)	281,376

Properties under development
Amapari, Brazil	168,521	—	168,521	145	—	145
Los Filos, Mexico	104,654	—	104,654	93,691	—	93,691
El Limón, Mexico	42,294	—	42,294	42,161	—	42,161
Other, Mexico	4,835	—	4,835	3,667	—	3,667

	320,304	—	320,304	139,664	—	139,664

	$838,732	$(83,896)	$754,836	$620,474	$(36,563)	$583,911

In 2003 the Company sold the La Guitarra Mine in Mexico to Genco Resources Ltd. (“Genco”) for shares and cash totaling $5,000,000. Consideration received on closing was 1,380,315 shares of Genco with a fair value of $1,000,000 and a promissory note for $4,000,000 to be repaid over eight years in cash or equivalent shares of $500,000 per annum. Due to uncertainty surrounding the collectibility of the promissory note, the repayment of the note will be recorded in operations when received.

During 2004 the Company received an additional 790,427 shares and sold 617,315 shares for net proceeds of $435,000.

WHEATON RIVER MINERALS LTD 16

11. OTHER NON-CURRENT ASSETS

(in thousands)	2004	2003

Deferred gold put options (note 13 (b))	$4,339	$5,786
Deferred debt issue costs (note 13 (a), (b))	8,931	3,497
Royalty advances	4,293	3,123
Other	1,098	1,961

	$18,661	$14,367

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)	2004	2003

Accounts payable trade	$28,344	$15,198
Accrued liabilities	4,114	6,709
Accrued employee benefits	4,791	2,814
Customer payment in advance	—	3,396
Other	4,074	3,285

	$41,323	$31,402

13. LONG-TERM DEBT

(in thousands)	2004	2003

Corporate debt
Acquisition facility (a)	$—	$—
Revolving working capital facility (b)	—	—
Term loan (b)	—	45,000

Total bank indebtedness	—	45,000
Promissory note (c)	—	19,443

	—	64,443
Non-recourse project debt
Alumbrera (Wheaton’s 37.5% share) (d)	—	57,980

	—	122,423
Less: current portion	—	41,000

	$—	$81,423

(a)	In August 2004, the Company entered into a $300 million acquisition facility which is available to finance up to three separate acquisitions. The facility is available until November 24, 2005, and amounts drawn down are required to be refinanced or repaid by February 24, 2006. Net proceeds from any debt refinancing or equity issue (not undertaken in connection with an acquisition) together with the net proceeds from significant asset sales, will be applied to repay amounts outstanding under the facility. Security will be granted under the facility only over acquired assets, together with guarantees by any subsidiaries of Wheaton which acquire such assets. Amounts drawn down under the facility will bear interest at LIBOR plus 2.25% per annum, increasing to LIBOR plus 4.5% per annum over the term of the facility. Undrawn amounts are subject to a 1% per annum commitment fee.

Debt issue costs of $7,182,000 have been deferred and are amortized to earnings over the term of the debt facility. An amount of $1,730,000 has been amortized to December 31, 2004. A further $1,125,000 of debt issue costs will be payable upon the first draw down under this facility (note 19) .

(b)	During 2003 the Company entered into a $75,000,000 loan facility which consisted of a $50,000,000 term loan bearing interest at LIBOR plus 2.75% and a $25,000,000 revolving working capital facility bearing interest at LIBOR plus 3%. During

WHEATON RIVER MINERALS LTD

17

2004, the Company amended the facility such that the full $75,000,000 is a revolving working capital facility. The amended facility bears interest at LIBOR plus 1.625% to 2.25% depending on covenant ratios, has no net repayment terms, and matures in June 2007. Undrawn amounts are subject to a 0.65% per annum commitment fee. During 2004, the Company repaid the outstanding amount out of cash on hand, but the facility remains available.

Under the terms of the loan agreement, during 2003 the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008. The cost of $5,786,000 was deferred and is amortized against sales as the options expire or are exercised. An amount of $1,447,000 has been amortized to December 31, 2004 (December 31, 2003 — $nil). The fair value of the 525,024 ounces of unexpired put options at December 31, 2004 was $280,000 (December 31, 2003 – 700,000 ounces with a fair value of $2,030,000). During 2003, the Company entered into a gold-indexed interest rate swap transaction which had a fair value at December 31, 2004, of minus $1,111,000. The facility is secured by corporate guarantees of Luismin and Amapari.

Debt issue costs of $5,519,000 have been deferred and are amortized to earnings over the term of the debt. An amount of $2,040,000 has been amortized to December 31, 2004 (December 31, 2003 - $745,000).

(c)	The promissory note was due to Rio Algom, and had a maturity date of May 30, 2005. During 2004, the Company repaid the outstanding amount out of cash on hand.

(d)	The Alumbrera project debt was incurred in 1997 to finance the construction and operation of the Alumbrera Mine. During 2004 Alumbrera repaid the outstanding debt out of cash on hand.

(e)	Project debt of $15,200,000 due to Anglogold Brazil Ltd. a, assumed in connection with the acquisition, was repaid in June 2004 out of cash on hand (note 4 (a)) .

(f)	The Company has an Aus$5,000,000 ($3,895,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at December 31, 2004. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

14. PROVISION FOR RECLAMATION AND CLOSURE

(in thousands)
At January 1, 2003	$11,271
Reclamation expenditures	(1,854)
Accretion expense	793
Amounts acquired	10,063
Disposition of liability	(830)
Other	161

At December 31, 2003	19,604
Reclamation expenditures	(1,050)
Accretion expense	621
Other	54

At December 31, 2004	$19,229

The total undiscounted amount of estimated cash flows required to settle the obligations is $31,915,000 (2003 — $29,030,000), which has been discounted using discount rates ranging from 5-7%. Certain obligations at Luismin amounting to $5,657,000 will be paid over the next two years and will be funded from operating cash flows. The remainder of the obligations are not expected to be paid within the foreseeable future and will be funded from operating cash flows at the time.

During 2004, the Company completed the reclamation of the Golden Bear Mine and subsequent to December 31, 2004 entered into a memorandum of understanding toward divestiture of the Golden Bear mining claims and road.

WHEATON RIVER MINERALS LTD

18

15. FUTURE EMPLOYEE BENEFITS AND OTHER

(in thousands)	2004	2003

Defined benefit pension plan (a)	$1,761	$2,796
Deferred employee profit sharing (b)	18,814	17,398
Other	1,875	2,489

	$22,450	$22,683

(a)	The Company has a defined benefit pension plan for certain Mexican employees. Information on this plan is as follows:

(in thousands)	2004	2003	2002

Change in plan assets
Fair value of plan assets, beginning of year	$673	$228	$—
Increase due to acquisition of Luismin	—	—	180
Actual return on plan assets	(32)	16	70
Benefits paid	(610)	—	(14)
Contributions	1,715	463	—
Foreign exchange rate changes	5	(34)	(8)

Fair value of plan assets, end of year	$1,751	$673	$228

Projected benefit obligation
Benefit obligations, beginning of year	$4,104	$3,147	$—
Increase due to acquisition of Luismin	—	—	3,029
Service cost	310	259	149
Benefits paid	(610)	—	(14)
Interest cost	329	244	135
Foreign exchange rate changes	(6)	(257)	(123)
Plan amendment/past service cost	275	649	—
Actuarial loss (gain)	142	62	(29)

Benefit obligations, end of year	$4,544	$4,104	$3,147

Excess of projected benefit obligation over plan assets	$2,793	$3,431	$2,919
Unamortized past service costs	(613)	(649)	—
Unamortized net actuarial (loss) gain	(366)	14	89
Unamortized transitional obligation	(53)	—	—

Accrued net pension liability	$1,761	$2,796	$3,008

Employee future benefits expense
Service cost	$310	$259	$149
Interest cost	329	244	135
Expected return on assets	(72)	(25)	(8)
Amortization of past service amount	39	—	—

Net expense	$606	$478	$276

Significant assumptions used
Discount rate	9%	9%	9%
Expected long-term rate of return on plan assets	9%	9%	9%
Rate of compensation increase	6%	6%	6%
Estimated average remaining service life	12 years	12 years	11 years

19 WHEATON RIVER MINERALS LTD

The Company’s contributions have been made in accordance with actuarial valuation reports for funding purposes which have been prepared as at December 31, 2004, 2003 and 2002. The next valuation report for funding purposes must be as of a date no later than December 31, 2005.

The weighted average asset allocations of the Company’s defined benefit pension plan for certain Mexican employees at December 31, by asset category are as follows:

Asset Category	2004	2003

Debt securities	94%	80%
Equity securities	6%	20%

Total	100%	100%

(b)	Mexico deferred profit sharing

Under Mexican tax laws, the Company is required to remit 10% of taxable income to employees as statutory profit sharing. The provision for deferred profit sharing is based on the liability method. Deferred profit sharing liabilities arise from the recognition of the differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.

(c)	The Company has a defined contribution pension plan for certain Australian employees. The current service cost for 2004 was $846,000 (2003 – $552,000; 2002 – $nil).

16. NON-CONTROLLING INTEREST

Non-controlling interest arose as a result of the Silver Wheaton transaction (note 3). The details of non-controlling interest are as follows:

(in thousands)
Balance, beginning of year	$—
Arising upon acquisition of Silver Wheaton, October 15, 2004	19,472
Increase on issuance of shares of subsidiary	34,342
Share of earnings	707

Balance, end of year	$54,521

17. SHAREHOLDERS’ EQUITY

(a)	Shares issued

In May 2002, the Company completed a private placement to finance the Luismin purchase whereby 110 million special warrants were issued at a price of Cdn$1.15 per special warrant for total proceeds of $82,068,000. Each special warrant entitled the holder to acquire, without further payment, one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share of the Company at a price of Cdn$1.65 per share for a period of five years following the closing. The special warrants were subsequently converted to shares and share purchase warrants during 2002.

In February 2003, the Company issued and sold 230 million subscription receipts at Cdn$1.45 per subscription receipt by way of a private placement for gross proceeds of $217,952,000 (Cdn$333,500,000) less agents’ commissions and expenses of $15,934,000. Each subscription receipt was subsequently converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007. The proceeds from this private placement were used to finance the acquisition of a 25% indirect interest in Alumbrera and 100% of Peak.

WHEATON RIVER MINERALS LTD 20

In August 2003 the Company issued and sold 47,619,049 units at Cdn$2.10 per unit for gross proceeds of $72,457,000 (Cdn$100,000,000) less agents’ commissions and expenses of $4,514,000. Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

In October 2003, the Company issued and sold 38.1 million units of the Company at Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less agent’s commissions and expenses of approximately $5,103,000. Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

In October 2003, 11,355,113 of the Company’s common shares were issued as further consideration for Luismin (note 4 (d)) .

In January 2004, the Company issued 33 million common shares and 21.5 million Series “B” common share purchase warrants, in part, as payment for the acquisition of the Amapari gold development project in Brazil (note 4 (a)) .

(b)	Warrants

A summary of the Company’s warrants at December 31, 2004, 2003, and 2002 and the changes for the years ending on those dates is presented below:

		Weighted
		Average
	Warrants	Exercise Price
	Outstanding	(Cdn$)

At January 1, 2002	3,090,000	$0.91
Issued on exercise of special warrants	64,909,997	1.51
Exercised	(3,450,000)	0.89

At December 31, 2002	64,549,997	1.52
Issued in connection with issuance of shares	100,359,522	2.27
Exercised	(9,601,400)	0.76

At December 31, 2003	155,308,119	2.05
Issued in connection with acquisition of Amapari	21,516,000	3.10
Exercised	(476,336)	1.85

At December 31, 2004	176,347,783	$2.18

The following table summarizes information about the warrants outstanding at December 31, 2004:

	Warrants	Exercise Price
Expiry Date	Outstanding	(Cdn$)

May 30, 2007	112,051,609	$1.65
August 25, 2008	64,296,174	3.10

	176,347,783	$2.18

(c)	Share purchase options

The Company has established a share purchase option plan whereby the Company’s directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date. At December 31, 2004 there were 627,566 (2003 – 2,057,566) options available for grant under the plan.

21 WHEATON RIVER MINERALS LTD

A summary of the Company’s options at December 31, 2004, 2003 and 2002 and the changes for the years ending on those dates is presented below:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price (Cdn$)

At January 1, 2002	6,118,514	$0.52
Granted	3,646,000	1.16
Exercised	(1,355,224)	0.53
Expired	(20,400)	0.29
Forfeited	(130,000)	1.08

At December 31, 2002	8,258,890	0.79
Granted	22,965,000	2.20
Exercised	(6,620,694)	1.09
Forfeited	(132,333)	1.24

At December 31, 2003	24,470,863	2.03
Granted	1,430,000	3.77
Exercised	(5,074,366)	1.27

At December 31, 2004	20,826,497	$2.34

The following table summarizes information about the options outstanding at December 31, 2004:

			Weighted
		Weighted	Average
	Options	Average	Remaining
	Outstanding	Exercise Price	Contractual
Exercise Prices (Cdn$)	and Exercisable	(Cdn$)	Life

$0.57	970,000	$0.57	1.4 years
$1.15 to $1.92	9,791,497	1.50	2.8 years
$3.25 to $3.92	10,065,000	3.32	3.9 years

	20,826,497	$2.34	3.3 years

Share purchase options with a fair value of $1,755,000 were granted in 2004 (2003 — $467,000; 2002 - $93,000). The compensation expense of $6,801,000 (2003 — $467,000; 2002 — $199,000) is charged to operations over the vesting period. Included in 2004 compensation expense is $5,046,000 related to the fair value of share purchase options granted by Silver Wheaton, a public company and subsidiary of the Company, which was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of Silver Wheaton’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

The following table summarizes information about options granted during 2004:

		Share Purchase
		Options	Exercise Price
Date Granted	Expiry Date	Granted	(Cdn$)

February 2004	February 2009	675,000	$3.70
March 2004	March 2008	150,000	3.92
June 2004	June 2009	80,000	3.88
September 2004	September 2009	250,000	3.83
December 2004	December 2009	275,000	3.75

		1,430,000

WHEATON RIVER MINERALS LTD       22

(d)	Earnings per share

The following table sets forth the computation of diluted earnings per share:

(in thousands, except per share amounts)	2004	2003	2002

Earnings available to common shareholders	$142,121	$57,659	$5,602

Divided by:
Weighted average shares outstanding	568,442	412,035	137,327
Effect of dilutive securities:
Share purchase options and warrants	82,774	27,179	5,900

Diluted weighted average shares outstanding	651,216	439,214	143,227

Basic earnings per share	$0.25	$0.14	$0.04

Diluted earnings per share	$0.22	$0.13	$0.04

The following table identifies the number of share purchase options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market price of the common shares for the year, and therefore were not dilutive:

(in thousands)	2004	2003	2002

Share purchase options	480	8,870	3,180
Share purchase warrants	—	42,847	55,000

23 WHEATON RIVER MINERALS LTD

18. SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	Note		2004	2003	2002

Change in non-cash working capital
Accounts receivable			$(15,118)	$12,235	$(516)
Income taxes receivable			(2,774)	—	—
Product inventory and stockpiled ore			(2,767)	(8,220)	501
Supplies inventory			(62)	(1,524)	130
Accounts payable and accrued liabilities			8,856	4,282	(2,098)
Income taxes payable			44,724	370	38
Other			(10,024)	(554)	(296)

			$22,835	$6,589	$(2,241)

Acquisitions, net of cash acquired
Amapari	4	(a)	$(25,785)	$—	$—
Los Filos and El Limón gold projects	4	(b)	—	(89,223)	—
Alumbrera	4	(c)	—	(224,356)	—
Peak	4	(c)	—	(34,187)	—
Luismin	4	(d)	—	—	(76,886)

			$(25,785)	$(347,766)	$(76,886)

Non-cash financing and investing activities
Shares and warrants issued on acquisition of Amapari	4	(a)	$88,545	$—	$—
Promissory note issued	13	(c)	—	25,000	—
Shares issued on acquisition of Luismin	4	(d)	—	22,367	6,805
Shares issued on conversion of special warrants	17		—	—	85,178
Marketable securities received on sale of property, plant and equipment			760	1,263	207
Operating activities included the following cash payments
Interest paid			$5,737	$4,357	$120
Income taxes paid			1,765	489	227

19. RELATED PARTY TRANSACTIONS

In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation which until July 2004 had two directors in common. Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings. During 2004, Endeavour was paid consulting and financial advisory fees of $1,658,000 (2003 - $2,288,000; 2002 - $1,512,000), primarily related to services provided in securing the Company’s $300 million acquisition facility. A further fee of $1,125,000 is payable to Endeavour upon the first draw down under this facility. In addition, Endeavour will receive $5 million for services related to the merger with Goldcorp (note 23) .

WHEATON RIVER MINERALS LTD 24

20.	COMMITMENTS

Commitments exist at Luismin, Peak, Alumbrera and Amapari for capital expenditures in 2005 of $59,111,000. The Company rents premises and leases equipment under operating leases that expire over the next nine years. Operating lease expense in 2004 was $2,070,000 (2003 — $2,154,000; 2002 — $880,000). Following is a schedule of future minimum rental and lease payments required:

(in thousands)
2005	$2,259
2006	1,296
2007	905
2008	595
2009	525

5,580
Thereafter	1,084

Total minimum payments required	$6,664

21.	SEGMENTED INFORMATION

The Company’s reportable operating and geographical segments are summarized in the table below. Information pertaining to Luismin, Los Filos and El Limón is reported as one segment, being “Mexico”.

Consolidated Statements of Operations	2004
					Silver
(in thousands)	Mexico	Australia	Argentina	Brazil	Wheaton	Corporate	Elimination	Total

Sales	$91,506	$63,023	$262,054	$—	$10,986	$(2,977)	$(5,410)	$419,182

Cost of sales	39,500	30,092	80,519	—	5,870	—	(5,410)	150,571
Depreciation and depletion	9,811	7,108	30,364	—	797	—	(582)	47,498
Royalties	—	1,995	5,343	—	—	—	—	7,338

	49,311	39,195	116,226	—	6,667	—	(5,992)	205,407

Earnings from mining operations	42,195	23,828	145,828	—	4,319	$(2,977)	582	213,775

General and administrative expenses	(4,814)	—	—	—	(389)	(7,772)	—	(12,975)
Interest and finance fees	(329)	(158)	(1,931)	—	—	(3,453)	—	(5,871)
Other (expenses) income	(1,261)	(999)	(2,821)	268	(2,165)	(9,979)	—	(16,957)

Earnings before income taxes	35,791	22,671	141,076	268	1,765	(24,181)	582	177,972
Income tax (expense) recovery	4,086	(4,282)	(36,525)	—	—	1,577	—	(35,144)
Non-controlling interest	—	—	—	—	(707)	—	—	(707)

Net earnings	$39,877	$18,389	$104,551	$268	$1,058	$(22,604)	$582	$142,121

25 WHEATON RIVER MINERALS LTD

Consolidated Statements of Operations	2003
(in thousands)	Mexico	Australia	Argentina	Corporate	Total

Sales	$66,251	$36,475	$109,907	$—	$212,633

Cost of sales	34,422	24,301	33,231	—	91,954
Depreciation and depletion	6,242	4,254	21,897	—	32,393
Royalties	26	1,002	2,684	—	3,712

	40,690	29,557	57,812	—	128,059

Earnings from mining operations	25,561	6,918	52,095	—	84,574

General and administrative expenses	(4,816)	—	—	(4,838)	(9,654)
Interest and finance fees	(264)	(46)	(1,919)	(2,089)	(4,318)
Other (expenses) income	(1,898)	(112)	1,012	5,775	4,777
Equity in earnings of Minera Alumbrera Ltd.	—	—	—	7,324	7,324

Earnings before income taxes	18,583	6,760	51,188	6,172	82,703
Income tax expense	(7,781)	(1,483)	(15,356)	(424)	(25,044)

Net earnings	$10,802	$5,277	$35,832	$5,748	$57,659

Consolidated Statements of Operations	2002
(in thousands)	Mexico	Corporate	Total

Sales	$34,693	$—	$34,693

Cost of sales	19,355	—	19,355
Depreciation and depletion	3,028	—	3,028
Royalties	28	—	28

	22,411	—	22,411

Earnings from mining operations	12,282	—	12,282

General and administrative expenses	(3,899)	(2,430)	(6,329)
Interest and finance fees	(82)	(405)	(487)
Other (expenses) income	(700)	3,289	2,589

Earnings before income taxes	7,601	454	8,055
Income tax (expense) recovery	(2,611)	158	(2,453)

Net earnings	$4,990	$612	$5,602

Consolidated Balance Sheets	2004
					Silver
(in thousands)	Mexico	Australia	Argentina	Brazil	Wheaton	Corporate	Total

Cash and cash equivalents	$24,631	$901	$31,974	$1,498	$19,989	$82,138	$161,131
Other current assets	12,918	17,925	58,346	80	690	3,503	93,462
Property, plant and equipment	317,641	39,641	228,761	168,521	—	272	754,836
Other non-current assets	3,697	6,459	59,512	19	77,763	17,406	164,856

	$358,887	$64,926	$378,593	$170,118	$98,442	$103,319	$1,174,285

Current liabilities	$14,921	$5,997	$62,931	$592	$1,521	$3,148	$89,110
Other non-current liabilities	94,170	6,333	59,624	—	—	76,364	236,491
Inter-company balances	194,127	28,930	108,331	169,258	41,342	(541,988)	-
Non-controlling interest	—	—	—	—	54,521	—	54,521
Shareholders’ equity	55,669	23,666	147,707	268	1,058	565,795	794,163

	$358,887	$64,926	$378,593	$170,118	$98,442	$103,319	$1,174,285

Capital asset expenditures	$34,082	$11,733	$8,068	$36,623	$—	$140	$90,646

WHEATON RIVER MINERALS LTD 26

Consolidated Balance Sheets	2003
(in thousands)	Mexico	Australia	Argentina	Corporate	Total

Cash and cash equivalents	$7,762	$521	$56,054	$87,541	$151,878
Other current assets	9,520	5,666	56,420	1,296	72,902
Property, plant and equipment	293,370	39,144	251,057	340	583,911
Other non-current assets	4,619	6,098	59,170	12,427	82,314

	$315,271	$51,429	$422,701	$101,604	$891,005

Current liabilities other than long-term debt	$10,932	$5,418	$18,345	$1,601	$36,296
Long-term debt	—	—	57,980	64,443	122,423
Other non-current liabilities	99,240	7,767	67,847	1,314	176,168
Inter-company balances	189,307	32,967	235,373	(457,647)	—
Shareholders’ equity	15,792	5,277	43,156	491,893	556,118

	$315,271	$51,429	$422,701	$101,604	$891,005

Capital asset expenditures	$15,780	$9,653	$3,411	$166	$29,010

22. DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) as they relate to these financial statements are summarized below:

Consolidated Statements of Operations	2004
		Alumbrera
	Canadian	Equity	US GAAP		US
(in thousands, except per share amounts)	GAAP	Adjustment (a)	Adjustments		GAAP

Sales	$419,182	$(262,054)	$—		$157,128

Cost of sales	150,571	(80,519)	—		70,052
Depreciation and depletion	47,498	(30,364)	5,177	(c)	22,311
Royalties	7,338	(5,343)	—		1,995
General and administrative expenses	12,975	—	—		12,975
Other expense	16,957	(2,821)	(6,801)	(g)	7,335

	235,339	(119,047)	(1,624)		114,668

Earnings from operations	183,843	(143,007)	1,624		42,460
Interest and finance fees	(5,871)	1,931	—		(3,940)
Gain on derivative instruments	—	—	553	(e)	553
Equity in earnings of Minera Alumbrera Ltd	—	104,551	1,701	(e)	106,252

Earnings before income taxes	177,972	(36,525)	3,878		145,325
Income tax (expense) recovery	(35,144)	36,525	1,042	(d)	2,423
Non-controlling interest	(707)	—	(1,281)	(g)	(1,988)

Net earnings	$142,121	$—	$3,639		$145,760
Other comprehensive income
Marketable securities	—	—	2,302	(b)	2,302

Comprehensive income	$142,121	$—	$5,941		$148,062

Earnings per share — basic	$0.25				$0.26

Earnings per share — diluted	$0.22				$0.23

27   WHEATON RIVER MINERALS LTD

Consolidated Statements of Operations	2003
		Alumbrera
	Canadian	Equity	US GAAP		US
(in thousands, except per share amounts)	GAAP	Adjustment (a)	Adjustments		GAAP

Sales	$212,633	$(109,907)	$—		$102,726

Cost of sales	91,954	(33,231)	—		58,723
Depreciation and depletion	34,171	(21,897)	3,548	(c)	15,822
Royalties and reclamation	4,505	(2,976)	—		1,529
General and administrative expenses	9,654	—	—		9,654
Other income	(7,348)	1,304	—		(6,044)

	132,936	(56,800)	3,548		79,684

Earnings from operations	79,697	(53,107)	(3,548)		23,042
Interest and finance fees	(4,318)	1,919	—		(2,399)
Loss on derivative instruments	—	—	(2,121)	(e)	(2,121)
Equity in earnings of Minera Alumbrera Ltd	7,324	35,832	(1,615)	(e)	41,541

Earnings before income taxes	82,703	(15,356)	(7,284)		60,063
Income tax (expense) recovery	(25,044)	15,356	1,678	(d)	(8,010)

Net earnings	$57,659	$—	$(5,606)		$52,053
Other comprehensive income
Marketable securities	—	—	(1,048)	(b)	(1,048)

Comprehensive income	$57,659	$—	$(6,654)		$51,005

Earnings per share — basic	$0.14				$0.13

Earnings per share — diluted	$0.13				$0.12

Consolidated Statements of Operations	2002
		Alumbrera
	Canadian	Equity	US GAAP		US
(in thousands, except per share amounts)	GAAP	Adjustment (a)	Adjustments		GAAP

Sales	$34,693	$—	$—		$34,693

Cost of sales	19,355	—	—		19,355
Depreciation and depletion	3,136	—	1,166	(c)	4,302
Royalties and reclamation	75	—	—		75
General and administrative expenses	6,329	—	—		6,329
Other income	(2,744)	—	—		(2,744)

	26,151	—	1,166		27,317

Earnings from operations	8,542	—	(1,166)		7,376
Interest and finance fees	(487)	—	—		(487)

Earnings before income taxes	8,055	—	(1,166)		6,889
Income tax expense	(2,453)	—	373	(d)	(2,080)

Net earnings	$5,602	$—	$(793)		$4,809
Other comprehensive income
Marketable securities	—	—	1,247	(b)	1,247

Comprehensive income	$5,602	$—	$454		$6,056

Earnings per share — basic	$0.04				$0.04

Earnings per share — diluted	$0.04				$0.03

WHEATON RIVER MINERALS LTD   28

Consolidated Balance Sheets		2004

		Alumbrera
	Canadian	Equity	US GAAP		US
(in thousands)	GAAP	Adjustment (a)	Adjustments		GAAP

Assets
Current
Cash and cash equivalents	$161,131	$(31,974)	$—		$129,157
Accounts receivable (net of $73 allowance)	46,994	(31,511)	—		15,483
Other current assets	46,468	(26,835)	2,862	(b)	22,495

	254,593	(90,320)	2,862		167,135
Property, plant and equipment	754,836	(228,761)	(9,891)	(c)	516,184
Investment in Minera Alumbrera Ltd	—	256,038	(137)	(e)	255,901
Other non-current assets	164,856	(59,512)	(1,568)	(e)	103,776

	$1,174,285	$(122,555)	$(8,734)		$1,042,996

Liabilities
Current	$89,110	$(62,931)	$—		$26,179
Non-current liabilities	236,491	(59,624)	(7,081) (d,g	)	169,786

	325,601	(122,555)	(7,081)		195,965
Non-controlling interest	54,521	—	—		54,521
Shareholders’ equity	794,163	—	(1,653)		792,510

	$1,174,285	$(122,555)	$(8,734)		$1,042,996

Consolidated Balance Sheets			2003

		Alumbrera
	Canadian	Equity	US GAAP		US
(in thousands)	GAAP	Adjustment (a)	Adjustments		GAAP

Assets
Cash and cash equivalents	$151,878	$(56,054)	$—		$95,824
Accounts receivable (net of $73 allowance)	31,824	(25,129)	—		6,695
Other current assets	41,078	(31,291)	560	(b)	10,347

	224,780	(112,474)	560		112,866
Property, plant and equipment	583,911	(251,057)	(4,714)	(c)	328,140
Investment in Minera Alumbrera Ltd	—	278,529	(1,615)	(e)	276,914
Other non-current assets	82,314	(59,170)	(2,121)	(e)	21,023

	$891,005	$(144,172)	$(7,890)		$738,943

Liabilities
Current
Current liabilities other than long-term debt	$36,296	$(18,345)	$—		$17,951
Current portion of long-term debt	41,000	(26,400)	—		14,600

	77,296	(44,745)	—		32,551
Long-term debt	81,423	(31,580)	—		49,843
Other non-current liabilities	176,168	(67,847)	(2,051)	(d)	106,270

	334,887	(144,172)	(2,051)		188,664
Shareholders’ equity	556,118	—	(5,839)		550,279

	$891,005	$(144,172)	$(7,890)		$738,943

29 WHEATON RIVER MINERALS LTD

							Share
(dollars, shares					Share Purchase		Purchase	Con-	Compre-	Retained
and warrants	Common Shares		Special Warrants		Warrants		Options	tributed	hensive	Earnings
in thousands)	Shares	Amount	Warrants	Amount	Warrants	Amount	Amount	Surplus	Income	(Deficit)	Total

At January 1, 2002	56,601	$28,990	9,910	$3,201	3,090	$398	$406	$704	$(1,487)	$(15,535)	$16,677
Special warrants issued	—	—	110,000	82,068	—	—	—	—	—	—	82,068
Special warrants exercised	119,910	66,246	(119,910)	(85,269)	64,910	19,023	—	—	—	—	—
Stock purchase options exercised	1,355	411	—	—	—	—	—	—	—	—	411
Warrants exercised	3,450	2,454	—	—	(3,450)	(444)	—	—	—	—	2,010
Shares issued on acquisition of Luismin	9,084	6,805	—	—	—	—	—	—	—	—	6,805
Share issue costs	—	(5,251)	—	—	—	—	—	—	—	—	(5,251)
Fair value of share purchase options issued	—	—	—	—	—	—	93	—	—	—	93
Marketable securities	—	—	—	—	—	—	—	—	1,247	—	1,247
Net earnings	—	—	—	—	—	—	—	—	—	4,809	4,809

At December 31, 2002	190,400	99,655	—	—	64,550	18,977	499	704	(240)	(10,726)	108,869
Share purchase options exercised	6,621	5,431	—	—	—	—	—	—	—	—	5,431
Warrants exercised	9,602	6,542	—	—	(9,602)	(1,350)	—	—	—	—	5,192
Shares issued	327,074	357,896	—	—	100,360	44,370	—	—	—	—	402,266
Share issue costs, net of tax	—	(22,951)	—	—	—	—	—	—	—	—	(22,951)
Fair value of share purchase options issued	—	—	—	—	—	—	467	—	—	—	467
Marketable securities	—	—	—	—	—	—	—	—	(1,048)	—	(1,048)
Net earnings	—	—	—	—	—	—	—	—	—	52,053	52,053

At December 31, 2003	533,697	446,573	—	—	155,308	61,997	966	704	(1,288)	41,327	550,279
Share purchase options exercised	5,074	5,098	—	—	—	—	—	—	—	—	5,098
Warrants exercised	476	862	—	—	(476)	(190)	—	—	—	—	672
Shares and warrants issued on acquisition of Amapari (note 4 (a))	33,000	71,885	—	—	21,516	16,660	—	—	—	—	88,545
Share issue costs, net of tax	—	(146)	—	—	—	—	—	—	—	—	(146)
Fair value of share purchase options issued	—	—	—	—	—	—	—	—	—	—	—
Marketable securities	—	—	—	—	—	—	—	—	2,302	—	2,302
Net earnings	—	—	—	—	—	—	—	—	—	145,760	145,760

At December 31, 2004	572,247	$524,272	—	$—	176,348	$78,467	$966	$704	$1,014	$187,087	$792,510

WHEATON RIVER MINERALS LTD 30

(in thousands)	2004	2003	2002

Consolidated Statements of Cash Flows
Operating activities
Operating activities under Canadian GAAP	$207,814	$126,678	$4,361
Alumbrera equity adjustment (a)	(33,128)	(57,801)	—

Operating activities under US GAAP	$174,686	$68,877	$4,361

Financing activities
Financing activities under Canadian GAAP	$(42,401)	$375,024	$79,238
Alumbrera equity adjustment (a)	57,980	19,362	—

Financing activities under US GAAP	$15,579	$394,386	$79,238

Investing activities
Investing activities under Canadian GAAP	$(156,160)	$(372,760)	$(62,398)
Alumbrera equity adjustment (a)	(772)	(17,615)	—

Investing activities under US GAAP	$(156,932)	$(390,375)	$(62,398)

Increase in cash and cash equivalents under US GAAP	$33,333	$72,888	$21,201
Cash and cash equivalents, beginning of year under US GAAP	95,824	22,936	1,735

Cash and cash equivalents, end of year under US GAAP	$129,157	$95,824	$22,936

(a) Joint Venture

Under Canadian GAAP, the Company has accounted for its joint venture interest in Alumbrera on a proportionate consolidation basis. Under US GAAP, the Company is required to equity account for its investment in Alumbrera and record in earnings its proportionate share of Alumbrera net income in accordance with US GAAP.

(b) Marketable securities

Marketable securities are carried at the lower of cost and market value under Canadian GAAP. Under Statement of Financial Accounting Standards (“SFAS”) 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gains or losses are included in the determination of other comprehensive income.

(c) Depreciation and depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion expense is calculated in reference to proven and probable reserves only.

(d) Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2004, 2003 and 2002.

US GAAP adjustments have been tax affected based on enacted statutory tax rates applicable to the relevant jurisdiction.

(e) Accounting for derivative instruments and hedging activities

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, is effective for all fiscal years beginning after June 15, 2000 and standardizes the accounting for derivative instruments. The Company has chosen, for US GAAP purposes, to mark its foreign exchange, gold and interest rate derivative contracts to market. The Company’s put options on future gold production have been excluded from the mark-to-market calculation as it expects to deliver into these contracts in the normal course of business.

31   WHEATON RIVER MINERALS LTD

(f) Share purchase warrants

The Company, from time to time, issues special warrants or units which are normally comprised of a common share and either a whole or portion of a share purchase warrant. The special warrant is issued at the current market value of the common share and the share purchase warrant is exercisable at or higher than market value. Under Canadian GAAP the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant. Under US GAAP the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.

Prior to 2001, the Company issued share purchase warrants in connection with the acquisition of a mineral property and the issuance of debt. Under Canadian GAAP, no values were assigned to these purchase warrants. Under US GAAP, these warrants would be recorded at their fair values and be recorded as additional paid in capital at the date of issuance.

(g) Stock-based compensation

For Canadian GAAP purposes the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” effective January 1, 2004. Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation cost related to share purchase options granted after January 1, 2004 is recorded in operations. Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002. The amended recommendations have been applied retroactively for Canadian GAAP purposes from January 1, 2002 without restatement of prior periods.

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees”, using the intrinsic value based method whereby compensation expense is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. No compensation cost has been recorded in 2004, 2003 and 2002, respectively, under this method.

SFAS 123, “Accounting for Stock-Based Compensation”, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, however, allows the Company to continue to measure the compensation expense of employees in accordance with APB 25. The Company has adopted the disclosure-only provisions of SFAS 123.

The following pro forma financial information presents the net earnings for the years ended December 31 and the earnings per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

(in thousands)	2004	2003	2002

Net earnings for the period under US GAAP	$145,760	$52,053	$4,809
Additional stock-based compensation expense, net of non-controlling interest effect	(5,520)	(15,925)	(923)

Pro forma net earnings	$140,240	$36,128	$3,886

Pro forma basic earnings per share	$0.25	$0.09	$0.03

Pro forma diluted earnings per share	$0.22	$0.08	$0.03

(h) Financial statement presentation

For US GAAP purposes, the measure “Earnings from mining operations” is not a recognized term and would therefore not be presented. Instead, “Earnings from operations” has been calculated as net earnings, before interest and finance fees, derivative instruments, equity in earnings of Minera Alumbrera Ltd and income taxes.

WHEATON RIVER MINERALS LTD   32

(i) Foreign currency translation

Under Canadian GAAP, as a result of the Company’s adoption of the US dollar as its functional currency, the Company’s consolidated financial statements for the year ended December 31, 2001, have been translated from Canadian dollars into US dollars at a rate of $1 to $1.5935.

Under US GAAP, this change in the functional currency would require a restatement of the Company’s financial statements whereby monetary assets and liabilities of the Company would be translated into US dollars at the exchange rate in effect at the balance sheet date and non-monetary assets, liabilities and share capital at the exchange rates in effect at the time of acquisition or issue. Revenues, expenses and financing and investing activities would be translated at rates approximating exchange rates in effect at the time of the transactions.

Under Canadian GAAP, the Company’s foreign currency denominated subsidiaries were translated into Canadian dollars whereby monetary items were translated at the rate of exchange in effect at the balance sheet date and non-monetary items were translated at historical exchange rates. The resulting Canadian dollar denominated subsidiary statements were translated into US dollars at a rate of $1 to $1.5935. Under US GAAP, the Company’s foreign currency denominated subsidiaries would be translated using the method whereby assets and liabilities would be translated at foreign exchange rates in effect at the balance sheet date and revenues and expenses would be translated at average foreign exchange rates in effect during the period. Adjustments arising from the translation of the Company’s foreign currency denominated subsidiaries would be deferred and recorded under a separate component of Shareholders’ Equity. The Company has recorded an amount of $1,848,000 in Other Comprehensive Income.

(j) Pro forma information on business combinations

Under US GAAP, SFAS 141 requires disclosure of certain pro forma information when a business combination is effected. The following table presents the unaudited pro forma results of operations for informational purposes, assuming that the Company had acquired Amapari at the beginning of 2003, Alumbrera and Peak at the beginning of 2002, and Luismin at the beginning of 2001. Pro forma earnings for 2004 are not presented as there is no material impact of the January 9, 2004, Amapari acquisition.

(in thousands)	2003	2002

Sales	$110,413	$99,540
Net earnings	75,149	25,181
Pro forma basic earnings per share	$0.17	$0.07
Pro forma diluted earnings per share	$0.16	$0.07

The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to asset carrying values on the acquisitions of Alumbrera, Peak and Luismin. The pro forma basic and diluted earnings per share have been calculated assuming the special warrants and common shares issued in connection with the acquisitions of Amapari, Alumbrera/Peak, and Luismin were issued at the beginning of 2003, 2002 and 2001 respectively. This information may not be necessarily indicative of the future combined results of operations of the Company.

(k) Recently released accounting standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 153 which deals with the accounting for the exchanges of non-monetary assets and is an amendment of APB 29. SFAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. This Standard is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of SFAS 153 will have an impact on the consolidated financial statements, under US GAAP.

33 WHEATON RIVER MINERALS LTD

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. This Statement focuses primarily on accounting for transactions with employees, and carries forward without change, prior guidance for share-based payments for transactions with non-employees. It eliminates the intrinsic value measurement objective in APB 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The Standard requires the fair value on the grant date to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The Standard also requires the Company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The Company is required to apply SFAS 123(R) to all awards granted, modified or settled in the first reporting period under US GAAP after June 15, 2005. The Company is determining the effect that this Standard would have on the financial position or results of operations in the future.

In November 2004, the FASB issued SFAS 151 which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. The Standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of FAS 151 will have an impact on the consolidated financial statements under US GAAP.

During 2004, the Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS 141, “Business Combinations” to business combinations within the mining industry and the capitalization of costs after the commencement of production, including deferred stripping.

In March 2004, the EITF reached a consensus, based upon the Committee’s deliberations and ratified by the FASB, that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (“FSP”) amending SFAS 141 and SFAS 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company does not expect that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

During 2004, deliberations began on EITF 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The costs of removing overburden and waste materials are often referred to as “stripping costs.” During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP. The EITF is in the process of deliberating these questions and upon completion of their deliberations they will issue EITF 04-6, which will represent an authorative US GAAP pronouncement for stripping costs. EITF 04-6 is expected to be approved and issued in 2005 following which the Company will evaluate the impact the adoption of this statement will have on its consolidated financial position or results of operation.

During 2004, EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, was issued. In general, this statement establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The Company does

WHEATON RIVER MINERALS LTD   34

not expect that the adoption of EITF 03-1 will have a material effect on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities”. This Standard requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. It applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS 150 and does not expect that the adoption of this statement will have a material impact on the Company’s financial position or results of operations.

In April 2003, SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company is in the process of evaluating the impact the adoption of SFAS 149 will have on its consolidated financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation Number (“FIN”) 46, “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. It is not expected that the adoption of FIN 46 will have a material effect on the Company’s financial position or results of operations.

23. SUBSEQUENT EVENTS

On December 6, 2004, the Company announced it had reached an agreement in principle to combine with Goldcorp through a share exchange take-over bid whereby Goldcorp would offer one common share of Goldcorp for every four common shares of Wheaton.

On February 10, 2005, Goldcorp shareholders approved the combination and on February 14, 2005, approximately 69% of Wheaton common shares were tendered to the Goldcorp offer. As a result, effective February 15, 2005, Goldcorp will consolidate the operations of Wheaton. The transaction will be accounted for using the purchase method with Goldcorp being identified as the acquirer. The remaining shares of Wheaton not yet tendered will be acquired by Goldcorp by way of a plan of arrangement which is expected to conclude in mid-April, 2005. As a result, Wheaton will cease to be a public company and its results will be consolidated 100% by Goldcorp.

35   WHEATON RIVER MINERALS LTD